INTERNATIONAL GEMINI TECHNOLOGY INC.
#208 — 828 Harbourside Drive
North Vancouver, British Columbia V7P 3R9

MANAGEMENT INFORMATION CIRCULAR

PURPOSE OF SOLICITATION

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of International Gemini Technology Inc. (the “Corporation”) for use at the annual and special meeting (the “Meeting”) of shareholders of the Corporation to be held at #208 — 828 Harbourside Drive, North Vancouver, British Columbia on June 29, 2006 at 2:00 p.m., Vancouver time, and at any adjournment thereof for the purposes set out in the accompanying Notice Of Meeting. Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by directors, officers or regular employees of the Corporation. Pursuant to National Instrument 54-101, arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the common shares (“Common Shares”) of the Corporation. The cost of any such solicitation will be borne by the Corporation.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specifications. In the absence of any such specifications, the management designees, if named as proxy, will vote in favour of all the matters set out herein.

The enclosed Instrument of Proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. At the date of this Management Information Circular, the Corporation is not aware of any amendments to, or variations of, or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Corporation.

Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment thereof.

APPOINTMENT OF PROXY

A shareholder has the right to designate a person (who need not be a shareholder of the Corporation) other than Martin Schultz, Secretary and Director of the Corporation, or failing him, Douglas E. Ford, Director of the Corporation, the management designees, to attend and act for the shareholder at the Meeting. Such right may be exercised by inserting in the blank space provided the name of the person to be designated and deleting therefrom the names of the management designees, or by completing another proper instrument of proxy and, in either case, depositing the instrument of proxy with the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment thereof.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy.

A shareholder may revoke a proxy by depositing an instrument in writing, executed by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or signed by a duly authorized officer or attorney for the corporation:

(a)	at the offices of the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or an adjournment of the Meeting at which the proxy is to be used; or

(b)	at the registered office of the Corporation, #208 — 828 Harbourside Drive, North Vancouver, BC V7P 3R9, at any time up to and including the last business day preceding the day of the Meeting or an adjournment of the Meeting at which the proxy is to be used; or

(c)	with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

In addition, a proxy may be revoked by the shareholder executing another form of proxy bearing a later date and depositing same at the offices of the registrar and transfer agent of the Corporation within the time period set out under the heading “Voting of Proxies”, or by the shareholder personally attending the Meeting and voting his or her shares.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

ON VOTING COMMON SHARES

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the nominee of The Canadian Depository for Securities Limited, which acts as depositary for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services (formerly Independent Investor Communications Corporation) (“ADP”). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The only outstanding securities of the Corporation carrying voting rights are the Common Shares. The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value, of which, as at the date hereof 9,883,452 Common Shares are issued and outstanding and entitled to vote at the Meeting on the basis of one (1) vote for each Common Share held.

The holders of Common Shares of record at the close of business on the record date, set by the Board of Directors of the Corporation to be May 29, 2006 (the “Record Date”), are entitled to vote such Common Shares at the Meeting, except to the extent that:

(a)	such person transfers his or her Common Shares after the Record Date; and

(b)	the transferee of those shares produces properly endorsed share certificates or otherwise establishes his or her ownership to the shares and makes a demand to the registrar and transfer agent of the Corporation, not later than 10 days before the Meeting, that his or her name be included on the shareholders list for the Meeting.

The by-laws of the Corporation provide that two (2) persons present and representing, in person or by proxy, not less than ten percent (10%) of the issued shares entitled to vote constitute a quorum for meetings of shareholders of the Corporation.

To the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or controls or directs ten percent (10%) or more of the outstanding Common Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors of the Corporation, the only matters to be placed before the Meeting are those matters set forth in the Corporation’s accompanying Notice of Meeting relating to: (i) receipt of the audited financial statements of the Corporation for the periods ended December 31, 2005 and the Auditor’s Report thereto; (ii) the fixing of the number of directors to be elected at the Meeting at five (5) and the election of directors until the next annual meeting of shareholders; (iii) the appointment of auditors; and (iv) to change the name of the Corporation from “International Gemini Technology Inc.” to “Widescope Resources Inc.” or to such other name as the directors of the Corporation deem fit.

Election of Directors

There are presently five (5) directors of the Corporation, each of whose term of office shall expire at the termination of the Meeting unless such director is re-elected as a director at the Meeting.

It is the intention of the management designees, if named as proxy, to vote for the election of said persons to the board of directors. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if, for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his or her proxy that his or her shares are to be withheld from voting in the election of directors. Each director elected will hold office until the Corporation’s next annual meeting of shareholders or until his successor is duly elected or appointed pursuant to the by-laws of the Corporation.

The following information relating to the nominees as directors is based on information received by the Corporation from said nominees.

Number of
	Principal		Common Shares	Options Granted
Name and Municipality	Occupation during	Director	Beneficially Owned	Exercisable/
of Residence (2)	the Last Five Years	Since	or Controlled	Unexercisable
Edward Dolejsi Delta, BC Director, President & Chief Executive Officer	President of the Corporation. Independent businessman and President of C3D Solutions Inc. a software reseller.	March, 1990	6,200 Common Shares	nil

Martin Schultz Vancouver, BC Director & Secretary	Secretary of the Corporation. Independent finance and marketing consultant. Principal of Dockside Capital Group Inc., a private merchant banking and venture capital firm.	March, 1990	483,167 Common Shares	nil

Edward D. Ford (1) Vancouver, BC Director and Vice-President, Finance	Vice-President, Finance of the Corporation. President of Dockside Capital Group Inc., a private merchant banking and venture capital firm.	March, 1990	914,000 Common Shares	nil

Douglas E. Ford (1) West Vancouver, BC Director	General Manager of Dockside Capital Group Inc., a private merchant banking and venture capital firm from 1987 to present.	September, 1992	914,000 Common Shares	nil

John Stanton (1) Sarasota, FL Director	Independent Pharmacy consultant.	November, 1990	55,000 Common Shares	nil

Notes:

(1) Audit Committee member.

(2) The Corporation does not have an Executive Committee.

Appointment of Auditors

The management designees, if named as proxy, intend to vote the Common Shares represented by any such proxy for the reappointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants (“DMCL”), as auditors of the corporation at a remuneration to be fixed by the board of directors. DMCL were initially appointed auditors of the Corporation at the Annual and Special Meeting of Shareholders held on June 28, 2005.

APPROVAL OF THE CHANGE OF NAME OF THE CORPORATION

The directors of the Corporation deem it in the best interest of the Corporation to change the name of the Corporation from “International Gemini Technology Inc.” to “Widescope Resources Inc.” or to such other name as the directors of the Corporation deem fit.

At the Meeting, the shareholders of the Corporation will be asked to consider and, if thought fit, to pass the following resolution:

“BE IT RESOLVED THAT:

1.	the Articles of the Corporation shall, pursuant to section 257 of the Business Corporations Act (British Columbia), be altered by changing the name of the Corporation from “International Gemini Technology Inc.” to “Widescope Resources Inc.” or to such other name as the directors of the Corporation deem fit;

2.	the directors of the Corporation be authorized for and on behalf of the Corporation to file with the Registrar of Companies a Notice of Alteration;

3.	any one director or officer of the Corporation be authorized for and on behalf of the Corporation to make all such arrangements, do all acts and things and to sign and execute all documents and instruments in writing, whether under the corporate seal of the Corporation or otherwise, as may be considered necessary or advisable to give full force and effect to the foregoing; and

4.	the board of directors of the Corporation be and are hereby authorized to revoke without further approval of the shareholders, this resolution at any time prior to the completion thereof, notwithstanding the approval by the shareholders of same, if determined in the board’s sole discretion to be in the best interests of the Corporation.”

The foregoing resolution must be passed by a majority of the votes cast by the shareholders who vote on this resolution at the Meeting, either in person or by proxy.

If named as proxy, it is the intention of the management designees to vote the Common Shares represented by such proxy at the Meeting for the Change of Name, unless otherwise directed in the instrument of proxy.

EQUITY COMPENSATION PLANS

Other than the Corporation’s existing Stock Option Plan which was ratified at the June 28, 2005 Annual and Special Meeting of Shareholders, the Corporation does not have any compensation plans under which equity securities of the Corporation (being Common Shares) are authorized for issuance. Currently, no options to purchase Common Shares of the Corporation have been granted pursuant to the Stock Option Plan. Under the Stock Option Plan, 988,345 Common Shares are available for issuance under the Stock Option Plan

COMPENSATION OF EXECUTIVE OFFICERS

For the purpose of this section, a “CEO” or “CFO” means each individual who served as Chief Executive Officer or Chief Financial Officer, respectively, of the Corporation or acted in a similar capacity during the most recently completed financial year. A “Named Executive Officer” means each CEO; each CFO; each of the Corporation’s three (3) most highly compensated executive officers other than the CEO and CFO who were serving as executive officers at the end of the most recently completed financial year of the Corporation and whose total salary and bonus exceeds $150,000; and any additional individuals (other than the CEO and CFO) for whom disclosure would have been provided except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year end.

Summary Compensation Table

The following table sets forth detailed compensation information for the Named Executive Officers for the three (3) most recently completed financial years of the Corporation.

			Annual Compensation		Long Term Compensation
					Awards			Payouts
					Common Shares Under
				Other Annual	Options or SARs
				Compensation(1)	Granted(2)		LTIP
Name and	Year Ended	Salary	Bonus		>	Shares or Units Subject to	Payouts(3)		All Other Compensation
Principal Position	December 31	($)	($)	($)	(#)	Resale Restriction ($)	($)		($)
Edward Dolejsi	2005	$Nil	Nil	Nil	Nil	Nil	Nil			Nil
President and Chief	2004	$Nil	Nil	Nil	Nil	Nil	Nil			Nil
Executive Officer	2003	$Nil	Nil	Nil	Nil	Nil	Nil			Nil
Edward Ford	2005	$Nil	Nil	Nil	Nil	Nil	Nil			Nil
Chief Financial	2004	$Nil	Nil	Nil	Nil	Nil	Nil			Nil
Officer	2003	$Nil	Nil	Nil	Nil	Nil	Nil			Nil
	2005	$Nil	Nil	Nil	Nil	Nil	Nil			Nil
Martin Schultz	2004	$Nil	Nil	Nil	Nil	Nil	Nil			Nil
Secretary	2003	$Nil	Nil	Nil	Nil	Nil	Nil			Nil

Notes:

(1)	The aggregate amount of all perquisites and other personal benefits, securities or property was less than the lesser of $50,000 and 10% of the total annual salary and bonus of the Named Executive Officer for each financial year.

(2)	SARs means stock appreciation rights, being a right granted by the Corporation or any of its securities as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Corporation’s publicly traded securities, being the Common Shares.

(3)	LTIP means long-term incentive plan, being a plan providing compensation intended to motivate performance over a period greater than one (1) financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Long-Term Incentive Plans

Other then the Stock Option Plan, the Corporation does not have any plans which provide compensation intended to motivate performance.

Options and Stock Appreciation Rights

No Stock Options or SARs have been granted by the Corporation.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has no employment contracts.

COMPENSATION OF DIRECTORS

Directors’ Fees

During the financial year ended December 31, 2005 no compensation was paid by the Corporation to directors for acting as directors. However, directors are entitled to be reimbursed for expenses incurred by them in their capacity as director.

Other Compensation

Other than as described herein, the Corporation did not pay any other compensation to its directors during the financial year ended December 31, 2005.

MANAGEMENT CONTRACTS

Management functions of the Corporation are performed by the directors and executive officers of the Corporation and are not to any substantial degree performed by any other person.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

No current or former director, executive officer or employee of the Corporation or any of its subsidiaries is indebted to the Corporation or any of its subsidiaries or to any other entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries at any time during the twelve-month period ended December 31, 2005.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Information Circular, the management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of the Corporation’s last financial year or any proposed nominee for election as a director, or any associate or affiliate of any of the foregoing persons, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors. All of the directors and officers may receive options pursuant to the Stock Option Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth below regarding the Corporations’ interest in Pinefalls Gold, the management of the Corporation is not aware of any material interest, direct or indirect, of any informed person of the Corporation or any proposed nominee as a director of the Corporation, or any associate or affiliate of any such person in any transaction since the commencement of the Corporation’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Corporation or any of its subsidiaries.

Pinefalls Gold

The Corporation has entered into a subscription agreement with Outback Capital Inc. (dba “Pinefalls Gold”) a privately held Alberta corporation. The agreement calls for the Corporation to invest $200,000 into Pinefalls Gold via private placement. To date the Corporation has invested $90,000 of its commitment.

Upon receiving proceeds from its private placement Pinefalls Gold began recommended phase one exploration work on its seventeen (17) mining claims in the area of Bissett, Manitoba. The claims are included in the Rice Lake greenstone belt and cover an area of approximately 2800 hectares. The claims are the subject of a Qualifying Report dated June 30, 2004 prepared by Edward Sawitzky, P. Geo. of Arc Metals Ltd. (“Arc”). Arc prepared the report to standards dictated by National Instrument 43-101.

In exchange for its total investment, the Corporation will receive 4 million units of Pinefalls Gold. Each unit will consist of one (1) common share and one (1) warrant to purchase one (1) common share at $0.075 for a period of two (2) years. Prior to exercising its warrants the Corporation will own approximately 37% of the then outstanding 10.7 million common shares of Pinefalls Gold. Assuming the exercise of the warrants, the Corporation will own approximately 54% of Pinefalls Gold.

Separately, the Corporation has entered into an Option Agreement with one of the principal shareholders of Pinefalls Gold (the “PFG Option”) which entitles the Corporation to acquire a further 3 million common shares of Pinefalls Gold in exchange for one million common shares of the Corporation. The PFG Option is exercisable at the Corporation’s sole discretion until it expires on March 31, 2007.

The Corporation and Pinefalls Gold have entered into these arrangements on a non-arms length basis. The two companies have certain directors and principal shareholders in common. The Corporation’s directors with conflicts of interest have refrained from voting on the relevant resolutions. The Corporation is relying on exemptions 5.5(3)[corporation not listed on specified markets] and 5.7(3)[fair market value not more than $2,500,000] from the formal valuation and minority approval requirements of OSC Rule 61-501 regarding Related Party Transactions.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and management of the Corporation believe that effective corporate governance is important to the prudent direction and operation of the Corporation and are committed to instituting and monitoring such policies, procedures, practices and structures as are necessary to ensure effective corporate governance so as to best serve the interests of all shareholders.

The Corporation’s corporate governance practices and policies are subject to ongoing review and refinement, having regard to changes within the Corporation and having regard to changes in applicable laws and regulatory policies and evolving best practices.

In prior years, companies listed on the Toronto Stock Exchange (“TSX”) were required to disclose their corporate governance practices as such related to the guidelines published by the TSX. However, on June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) became effective, requiring all Canadian companies to disclose their corporate governance practices in compliance with NI 58-101. Disclosure of the Corporation’s corporate governance practices in accordance with NI 58-101 is outlined below.

Composition of the Board of Directors
The Board of Directors is currently composed of the following five directors: Edward Dolejsi, Edward Ford, Martin Schultz, John Stanton and Douglas Ford; with an additional director’s seat unoccupied, all of whom will be presented for election at the Meeting.

Should all five individuals presented for election at the Meeting be elected, two of the five members of the Board (being Messrs. Douglas Ford, and John Stanton) will be “independent” directors for the purposes of NI 58-101. An independent director is a director who has no direct or indirect material relationship with the Corporation. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment with respect to the Corporation. Mr. Dolejsi, President and Chief Executive Officer of the Corporation; Mr. Edward Ford, Vice President, Finance of the Corporation and Mr. Martin Schultz Secretary of the Corporation do not qualify as independent directors.

There are no special structures or processes in place to facilitate the functioning of the Board of Directors independently of the Corporation’s management. However, the independent directors are given full access to management so that they may express their own views and communicate their expectations of the management.

The Board does not make formal assessments of the Board, its committees and individual directors, however, the Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees

The Board believes that given Mr. Schultz’s detailed knowledge of the Corporation’s operations and his many years of experience in the finance industry, he is the most appropriate individual to set the agenda for meetings of the Board, to ensure that adequate information is provided to the Board and to chair the meetings. Individual directors are also able to submit particular matters for inclusion on the agenda at the Board meetings.

Mandate of the Board of Directors
The Board of Directors is responsible for the stewardship of the Corporation through consultation with the management of the Corporation. Any responsibility which is not delegated to management or to a committee of the Board remains with the Board. Frequency of Board meetings as well as the nature of agenda items change depending on the state of the Corporation’s affairs and in light of opportunities or risks which the Corporation faces. Board members are in frequent contact with one another and Board meetings were held as deemed necessary during 2005.

The Board of Directors met two times during 2005. Each director attended all meetings.

Directorships
Certain directors or nominee director of the Corporation are also members of the boards of directors of other reporting issuers (or the equivalent) as set out below:

Director	Reporting Issuer(s)
Douglas E. Ford	Valcent Products Inc. and Rockgate Capital Corp.
Martin Schultz	N/A

Edward Dolejsi	N/A

John Stanton	N/A

Edward Ford	N/A

Orientation and Continuing Education
The Corporation has not adopted a formal orientation and education program for new directors. The Board believes that adoption of a formal program is not presently warranted given the size of the Corporation and the low turnover in Board membership. However, all new directors are provided with background information on the Corporation, including an overview of its operations and are provided with the opportunity to meet with management of the Corporation and with other members of the Board to discuss the Corporation’s affairs.

Ethical Business Conduct
The Corporation has not adopted a formal Code of Conduct for its directors, officers and employees, however, the Corporation strives to promote honest and ethical conduct, the avoidance of conflicts of interest, full, fair, accurate and timely public disclosure and compliance with applicable laws. In the case of non-arm’s length transactions or other circumstances where a member or members of the Board may have or appear to have a conflict of interest with the Corporation, prudent corporate practice dictates that the interested member(s) refrain from voting on the issue and if necessary, a committee of independent directors may be struck to review and make recommendations with respect to the proposed transaction.

Nomination of Directors
The Board has not appointed a committee of directors to be responsible for proposing to the Board new nominees for directors of the Corporation. The Board does not consider that a nominating committee is currently necessary given the stage of development of the Corporation, the low turnover of the Board membership and that two out of five directors of the Corporation are independent. When new directors are being considered for addition to the Board, the entire Board acts as an ad hoc nominating committee. All members of the Board are canvassed for suggestions on possible candidates and the appropriate skill sets required. Nominees are reviewed and must be approved by the Board as a whole.

Compensation
The Board has not appointed a committee of directors to be responsible for determining the compensation for the Corporation’s directors and officers. The Board does not consider that a compensation committee is currently necessary given the stage of development of the Corporation, the low turnover of the Board membership and that two out of five directors of the Corporation are independent. Compensation of the directors and officers is based upon industry standards and the Corporation’s present stage of development.

When new directors or officers are being considered for addition to the Board or management, the entire Board acts as an ad hoc nominating committee. All members of the Board are canvassed for suggestions on possible candidates and the appropriate skill sets required. Nominees are reviewed and must be approved by the Board as a whole.

Committees of the Board of Directors
Currently, the only committee of the Board of Directors is the Audit Committee.

Audit Committee
Charter
The Board of Directors adopted an audit committee charter on May 2, 2006. A copy of the Corporation’s Audit Committee charter is attached hereto as Appendix A.

Composition of the Audit Committee
Douglas Ford (Chairman), John Stanton and Edward Ford are members of the Audit Committee, each of whom is financially literate and other than Edward Ford, are independent for the purposes of NI 58-101.

Mr. Douglas Ford has been a member of audit committees of both Canadian and American corporations since 1987. He has been actively involved in the venture capital and merchant banking business for nearly twenty years. He obtained a BA (Political Science) degree from the University of British Columbia in 1986.

Mr. John Stanton graduated as a Pharmacist from Albany College of Pharmacy in New York state in 1969. Since that time he has worked as a Pharmacist as an owner and an independent pharmacy consultant.

Mr. Edward Ford has been a member of audit committees of both Canadian and American corporations since 1987. Mr. Ford has been president of Dockside Capital Group and has been actively involved in the venture capital and merchant banking business since 1986. He obtained a Chartered Accountant designation in 1961 and was a partner in a CA firm for 30 years. He obtained a Commerce Degree from the University of Manitoba in 1960.

Pre-Approval Policies and Procedures
The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees
Audit Fees
Dale Matheson Carr-Hilton LaBonte, Chartered Accountants (“DMCL”) billed the Corporation $9,000 for audit fees in the year ended December 31, 2005 and $6,200 in 2004. The former auditor, Charlton & Company, Chartered Accountants billed $2,675 in 2004.
Audit Related Fees
DMCL did not provide the Corporation with any assurance and related services in the years ended December 31, 2005 and 2004. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.
Tax Fees
DMCL did not provide the Corporation with any professional services rendered for tax compliance, tax advice and tax planning in the years ended December 31, 2005 and 2004. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

All Other Fees
DMCL did not bill the Corporation for any other products and services in the years ended December 31, 2005 and 2004. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) of the Canadian Securities Administrators at www.sedar.com. Financial information regarding the Corporation is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year. Securityholders of the Corporation may contact the Corporation at #208 - 828 Harbourside Drive, North Vancouver, British Columbia, V7P 3R9, Phone: (604) 904-8481 to request copies of the Corporation’s financial statements and management’s discussion and analysis.

GENERAL

All matters referred to herein for approval by the shareholders require a majority of the shareholders voting, in person or by proxy, at the Meeting.

Unless otherwise stated, the information contained herein is given as of the 29th day of May, 2006.